CUSIP No. 617755R105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1 )[1]

Morphic Holding, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

617755R105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 617755R105

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 58,885 shares of Common Stock, par value $0.0001 per share ("Common Stock")
	6.	SHARED VOTING POWER 1,206,750 shares of Common Stock are held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,206,750 shares of Common Stock are held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,265,635 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%**
12.		TYPE OF REPORTING PERSON CO

* As of December 31, 2020. Represent 58,885 shares of Common Stock held directly by Pfizer Inc. and 1,206,750 shares of Common Stock held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
** Based on 31,125,106 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 617755R105

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Ventures (US) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,206,750 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,206,750 shares of Common Stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,750 shares of Common Stock are held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%**
12.		TYPE OF REPORTING PERSON OO

* As of December 31, 2020.
** Based on 31,125,106 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 617755R105
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Morphic Holding, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

35 Gatehouse Drive, A2, Waltham, MA 02451

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”) Pfizer Ventures (US) LLC (“PVUS”) PVUS is a wholly-owned subsidiary of Pfizer. The Joint Filing Agreement between Pfizer and PVUS is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer and PVUS: 235 East 42nd Street, New York, NY 10017

ITEM 2(c)	CITIZENSHIP:

Pfizer and PVUS: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

ITEM 2(e)	CUSIP NUMBER:

617755R105

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 617755R105

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to rows 5 through 11 of the respective cover pages of Pfizer and PVUS to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

[X]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 617755R105

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and between Pfizer and PVUS.

CUSIP No. 617755R105

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PFIZER VENTURES (US) LLC

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Secretary